UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/18

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15025040

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 03 2015
WASH DC 194

SEC FILE NUMBER
8-68218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avatar Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center - 32nd Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Kuhn 212-437-8121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue - 25th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, John C. Kuhn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avatar Capital Group, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
Financial Statements and Supplemental Schedules with
Report of Independent Registered Public Accounting Firm
and Exemption Report With Review Report of Independent Registered
Public Accounting Firm
For the Year Ended December 31, 2014

Table of Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Notes to Statement of Financial Condtion 3

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avatar Capital Group LLC

We have audited the accompanying financial statements of Avatar Capital Group LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 27, 2015

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 1,284,949
Securities owned, at market value	37,798
Due from Parent	14,926
Commissions receivable	601,144
Deposit at clearing broker	100,000
Loan Receivable and accrued interest	71,544
Prepaid expenses and other assets	96,374
Investment in affiliates	100,000
Total assets	$ 2,306,735
Liabilities and member's capital	
Liabilities	
Accounts payable and accrued expenses	$ 831,326
Total liabilities	831,326
Member's capital	1,475,409
Total liabilities and member's capital	$ 2,306,735

The accompanying notes are an integral part of these financial statements.

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Financial Statements

December 31, 2014

1. Organization

Avatar Capital Group LLC (the Company) was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC (FXDD or the Parent).

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income and government securities. The Company commenced trading operations on November 1, 2010. All corporate fixed income and government securities transactions are cleared primarily through Pershing, LLC (the Clearing Broker) or Tradition Asiel Securities, Inc.(TAS) in certain instances. Starting in 2013, the Company was also an inter-dealer broker of credit derivative swaps on a fully disclosed, name give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

All securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis. Included in commission revenue are revenues derived from matched principal transactions.

Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker and amounts due from customers for the billing of brokerage on emerging market credit default swaps on a name give up basis.

Securities Owned

Securities owned represent municipal bonds. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active. Included in investment income on the statement of income are realized and unrealized gains and losses arising from firm traded securities transactions.

Investments

The Company accounts for investments at cost when the Company's ownership interest is less than 20% and under the equity method of accounting when the Company holds 20% or more ownership interest that gives it ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, the Company adjusts the carrying amount of the investment for its share of the earnings or losses of the investee and reports the recognized earnings or losses in the statement of income.

The equity method of accounting is discontinued if the investment is reduced to zero and will resume only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

3. Related-Party Transactions

FXDD provides administrative, employee, office, and other services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. For the year ended December 31, 2014, these fees amounted to $60,000. These amounts are included in administrative expenses on the statement of income. Additionally, the Company reimburses FXDD for salaries and other expenses paid by FXDD on behalf of the Company. For the year ended December 31, 2014, these expenses amounted to $2,164,512, of which $2,060,977 is included in Compensation and benefits, with the remainder included in Communications, Professional fees, and Other expenses on the statement of income. Included in due from Parent on the statement of financial condition is $14,926, relating to advances to FXDD for these expenses.

On November 1, 2010, the Company entered into an income allocation, administrative services and space sharing agreement (the Agreement) with Tradition Asiel Securities, Inc (TAS), an affiliate of the Parent. Under the terms of the Agreement, the Company received $10,000 per month for rent and administrative expenses. The space sharing agreement (the Agreement) was terminated on September 30, 2014. Revenue earned under the agreement amounted to $90,000 for the year ended December 31, 2014 and is included in other income on the statement of income. Additionally, through September 30, 2014, TAS retained all profits earned by a business line of the Company equal to 100% of the commissions earned in accordance with the Agreement less certain expenses. This amounted to $200,551 for the year ended December 31, 2014, and is included in administrative expenses on the statement of income.

Effective April 2012, under an amendment to the Agreement, TAS began transacting municipal bond brokerage business on behalf of the Company, at which time 100% of the income associated with these transactions was remitted to TAS. Subsequently on November 1, 2012, the Company entered into the second amendment to the Agreement. This amendment states that the Company is to retain 20% of the municipal bond brokerage business transacted on behalf of the Company by the TAS. On January 1, 2014, the Company entered into the third amendment to the Agreement whereby the Company retain 15% of the municipal bond brokerage business transacted on behalf of the Company by the TAS. On November 1, 2014, the Agreement between the Company and TAS brokers was terminated. For the year ended December 31, 2014, the Company generated $1,311,880 in gross commissions from the municipal bond desk activity, with $1,115,098 being remitted to TAS. The gross commission amount is included in

3. Related-Party Transactions (continued)

commission revenue, and the amounts remitted to TAS are included in administrative expenses on the statement of income.

4. Investment in Affiliates

Investment in affiliates consisted of the following; (1) a 23% interest in a limited liability company and (2) an investment in a financial interest in a gross revenue stream of the affiliate. In 2014, the Company received a total of $224,322 from the affiliate. The cash received was accounted for as reductions of the investment.

The investment in affiliate is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company determined that an impairment had occurred and reduced its investment in affiliate to $100,000. The loss on impairment was $219,553 and is included in expenses in the statement of income.

5. Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

5. Fair Value Measurements (continued)

- *Level 3:* Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what

constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a summary of the financial assets measured at fair value as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Municipal Bonds	$ -	$ 37,798	$ –	$ 37,798
	$ -	$ 37,798	$ –	$ 37,798

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2014.

6. Member's Capital

The Company made the following distributions of capital to the Parent during the year:

Date	Amount
January 6, 2014	$ 200,000
January 22, 2014	300,000
February 6, 2014	100,000
April 28, 2014	100,000
June 25, 2014	100,000
July 2, 2014	400,000
August 21, 2014	100,000
Total	$1,300,000

6. Member's Capital (continued)

Pursuant to NYSE Arca Rules 4.2(d) and 4.3(d) and pursuant to SEC Rule (SEC) 15c3-1(e)(1), the Company provided notice to FINRA and the SEC of the equity withdrawals.

In addition, the Parent made contributions to the Company in the amount of $75,000 on September 19, 2014 and $50,000 October 16, 2014.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2014, the Company had net capital of $659,658, which was $559,658 in excess of its required net capital of $100,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

8. Concentration of Credit Risk

At December 31, 2014, the Company's cash was held at a major financial institution in a non-interest bearing account. During the year, there were times when cash balances were in excess of the amounts insured by the Federal Deposit Insurance Corporation of up to $250,000. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any loses on this account. At December 31, 2014, the amount in excess of insured limits was approximately $1,035,000.

Commissions receivable represent amounts due from the Clearing Broker and institutional clients. At December 31, 2014, $70,430 of commissions receivable is due from a Clearing Broker and $530,714 is due from institutional clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum amount of loss at December 31, 2014, is equivalent to $601,144. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

9. Commissions Receivable and Deposit at Clearing Broker

Cash held on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained. At December 31, 2014, deposits at the Clearing Broker consisted of cash of $100,000.

Management continuously monitors the credit quality of its Clearing Broker. The balance as of December 31, 2014 is not considered to be impaired.

10. Loan Receivable

In October 2014, the Company loaned a former employee of TAS $80,000. The loan bears interest at the rate of 3% per annum and principal and interest are due on October 1, 2015. At December 31, 2014, loan receivable and accrued interest amounted to $71,544.

11. Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. ASC 460 requires a guarantor to recognize, at the inception of a guarantee the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2014, the Company had no guarantees.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2014, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

12. Income Taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Company's Parent for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction. No provision for income taxes is provided in the Company's financial statements. The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax.

12. Income Taxes (continued)

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine its Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

13. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

14. Subsequent Events

On February 24, 2015, the Company's management agreed to transfer the investment in the affiliates to its Parent, FXDD.

The Company has evaluated subsequent events through February 27, 2015 the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.